February 16, 2007

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File No. 042856-0006

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	Orexigen Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 23, 2007
No. 333-139496
Dear Mr. Riedler:
     We are in receipt of the Staff’s letter dated January 31, 2007 with respect to the above-referenced Registration Statement. We are responding to the Staff’s comments on behalf of Orexigen Therapeutics, Inc. (“Orexigen” or the “Company”) as set forth below. Simultaneously with the filing of this letter, Orexigen is submitting (by EDGAR) Amendment No. 2 to its Registration Statement on Form S-1 (the “Amendment”), responding to the Staff’s comments. Courtesy copies of this letter and the Amendment (specifically marked to show the changes thereto) are being submitted to the Staff by hand delivery. Please also note that the Amendment also includes updated financial statements for the year ended December 31, 2006 and the accompanying report of Ernst & Young LLP, the Company’s independent registered public accounting firm.
     Orexigen’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amendment. For ease of reference, we have set forth the Staff’s comments and Orexigen ’s response for each item below.

February 16, 2007

Form S-1 Amendment No. 1
Manufacturing, page 78
1.	We note your response to comment 19 and your revised disclosure on page 78. Please revise your description of your agreement with PharmaDirections to explain what you mean by “certain initiatives” and also disclose that they receive fees on a per-project basis as approved.
Orexigen’s Response: Orexigen has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 78 of the Amendment.
Note 1. Organization and Basis of Presentation, page F-7
Revenue recognition, page F-9
2.	We note your response to comment 44 and your revised disclosures. Please revise your disclosure to clarify whether research and development revenues were recognized over the term of the agreement in which services were performed.
Orexigen’s Response: Orexigen has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page F-9 of the Amendment.
Note 3. Commitments and Contingencies, page F-13
Technology and License Agreements, page F-13
3.	We note your response to comment 46 and your revised disclosures. Please clarify in your disclosure when you will be required to provide future clinical support under the agreement. In addition, please clarify how recognizing the upfront fee over the estimated life of the patent reflects the obligation period for future clinical support under the agreement.
Orexigen’s Response: Orexigen has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page F-15 of the Amendment.
Operating Lease, page F-16
4.	We note your response to comment 47 and your revised disclosure. However, it is still not clear whether there are any withdrawal restrictions on the certificate of deposit. Please disclose the withdrawal restrictions, if any, for the certificate of deposit.
Orexigen’s Response: Orexigen has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page F-16 of the Amendment.
* * *

February 16, 2007

     Any comments or questions regarding the foregoing should be directed to the undersigned at 858-523-5435. Thank you in advance for your cooperation in connection with this matter.
Very truly yours,
/s/ Cheston J. Larson
Cheston J. Larson
of LATHAM & WATKINS LLP
Enclosures

cc:	Song Brandon, Esq. U.S. Securities and Exchange Commission
Gary D. Tollefson, Orexigen Therapeutics, Inc. (w/out enclosures)
Graham Cooper, Orexigen Therapeutics, Inc. (w/out enclosures)
Charles K. Ruck, Esq., Latham & Watkins LLP (w/out enclosures)
Elise M. Adams, Esq., Blank Rome LLP (w/out enclosures)